UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  June 3, 2009


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

STATUS REGARDING NOVO NORDISK'S HOLDING OF OWN SHARES

In continuation of the company's announcement dated 29 January 2009 concerning Novo Nordisk's share repurchase programme, and pursuant to Section 29 of the Danish Securities Trading Act, this is to report that as of today, Novo Nordisk A/S (NYSE:NVO) and its wholly-owned affiliates own more than 5% of the total share capital in Novo Nordisk A/S.

As per 2 June, Novo Nordisk A/S and its wholly-owned affiliates own 31,741,925 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 31,741,925 or 5.0% of the total share capital.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,900 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:
Media:                       Investors:

Elin K Hansen                Mads Veggerby Lausten
Tel: (+45) 4442 3450         Tel: (+45) 4443 7919
ekh@novonordisk.com          mlau@novonordisk.com
-------------------          --------------------

                             Kasper Roseeuw Poulsen
                             Tel: 4442 4471
                             krop@novonordisk.com

In North America:            In North America:
Sean Clements                Hans Rommer
Tel: (+1) 609 514 8316       Tel: (+1) 609 919 7937
secl@novonordisk.com         hrmm@novonordisk.com
--------------------         --------------------

Company Announcement no 31 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 3, 2009                         NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer